UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)**

First California Financial Group, Inc.**

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912206

(CUSIP Number)

Thomas G. Lovett, IV
Michael P. Warren
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South 8th Street
Minneapolis, Minnesota  55402
612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and First California Financial Group, Inc. (the “Company”) consummated the reincorporation merger of National Mercantile into its wholly-owned subsidiary, the Company. The Company succeeded to the reporting status of National Mercantile under Rule 12g-3 of the Exchange Act. The Reporting Persons have filed Schedule 13D (Amendments Nos. 1-11) with respect to ownership of equity securities of National Mercantile and now file this Schedule 13D (Amendment No. 12) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

CUSIP No. 636912206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl R. Pohlad, as Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 387,498

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 387,498

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James O. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 960,632

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 960,632

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 960,369

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 960,369

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 960,370

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 960,370

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 11 to Schedule 13D filed with the Commission on December 15, 2006 (the “Schedule 13D”).  This Amendment No. 12 amends and supplements the statement on Schedule 13D (Amendment No. 11). Terms defined in the Schedule 13D are used herein as so defined.   On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and the Company consummated the reincorporation merger of National Mercantile into its wholly-owned subsidiary, the Company.  The Company succeeded to the reporting status of National Mercantile under Rule 12g-3 of the Exchange Act.  The Reporting Persons have filed Schedule 13D (Amendments Nos. 1-11) with respect to ownership of equity securities of National Mercantile and now file this Schedule 13D (Amendment No. 12) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

Item 5.    Interest in Securities of Issuer

                (a) Number and Percentage of Class beneficially owned:

On June 20, 2007, three of the Reporting Persons entered into a Securities Purchase Agreement with Robert Bartlett, the Executive Vice President and Chief Credit Officer of the Company (the “Bartlett Agreement”).

Under the terms of the Bartlett Agreement, on June 20, 2007, the following persons (“Purchasers”) purchased shares from Bartlett at a price of $15.645 per share:

Purchaser	Shares of Common Stock
James O. Pohlad	13,125
Robert C. Pohlad	13,125
William M. Pohlad	13,125
39,375

Bartlett also agreed that he will exercise options to purchase 9,375 shares of Common Stock on or before February 29, 2008, and on the tenth business day following the one-year anniversary of such exercise, the Purchasers will purchase such shares from Bartlett at a per share purchase price equal to the greater of (i) $15.645 and (ii) the average per share closing price of the Common Stock as reported on the Nasdaq Capital Market during the 30-day period ending on the last trading day preceding the date of purchase, with each Purchaser purchasing the following number of shares of Common Stock:

Purchaser	Shares of Common Stock
James O. Pohlad	3,125
Robert C. Pohlad	3,125
William M. Pohlad	3,125
9,375

The rights and obligations under the Bartlett Agreement will be suspended or terminated in the event the Company files a Form 8-K announcing a transaction in which the Company would be acquired by a third party for cash or other similar corporate transaction.  The Bartlett Agreement also provides the agreement will survive the consummation of any merger of the Company with another entity or entities, unless the merger is a cash-out merger.

In addition to the shares of Common Stock purchased under the Bartlett Agreement, the Purchasers also purchased the following shares of Common Stock on June 20, 2007 under the Montgomery Agreement at a per share purchase price equal to $22.764:

Purchaser	Shares of Common Stock
James O. Pohlad	18,578
Robert C. Pohlad	18,578
William M. Pohlad	18,579
55,735

The Montgomery Agreement is described in prior filings on this Schedule 13D.

The following table shows as of June 20, 2007 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group:

Name	Shares of Common Stock	Percentage of Class	Shares of Series A Preferred Stock	Percentage of Class	Common Stock and Equivalents	Percentage Beneficial Ownership All Classes
Carl R. Pohlad (1)	387,498	3.4	0	—	387,498	3.4
James O. Pohlad (2)	873,482	7.6	334	33.4	960,632	8.3
Robert C. Pohlad	873,480	7.6	333	33.3	960,369	8.3
William M. Pohlad	873,481	7.6	333	33.3	960,370	8.3
Reporting Persons as a Group	3,007,941	26.2	1,000	100.0	3,268,869	28.3

(1)                                 Represents 193,749 shares of common stock held by Trust 1 and 193,749 shares of common stock held by Trust 2.  Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)                                 Includes 176 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003.  The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of April 16, 2007 as represented by the Company in its Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2007: 11,548,233 shares of common stock and 1,000 shares of Series A Preferred Stock.  The column entitled “Common Stock and Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of June 20, 2007 upon conversion of the Company’s Series A Preferred Stock, as described below.  The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of June 20, 2007 upon conversion of the Company’s Series A Preferred Stock and acquirable in connection with the Agreement.

In addition to the shares of common stock owned or issuable upon conversion of the Series A Preferred Stock, the Reporting Persons have the right to purchase additional shares under the Montgomery Agreement, the Brown Agreement and the Bartlett Agreement in the future as set forth below.  Because none of these shares are purchasable by any Reporting Persons within 60 days of June 20, 2007, they are not included in the shares listed in the table above.  The Brown Agreement is described in prior filings on this Schedule 13D.

Name	Shares of Common Stock Acquirable Pursuant to Montgomery Agreement	Shares of Common Stock Acquirable Pursuant to Brown Agreement	Shares of Common Stock Acquirable Pursuant to Bartlett Agreement
James O. Pohlad	55,690	5,208	3,125
Robert C. Pohlad	55,692	5,209	3,125
William M. Pohlad	55,691	5,208	3,125
Reporting Persons as a Group	167,073	15,625	9,375

The Series A Preferred Stock is convertible into the number of shares of Common Stock of the Company as is equal to the liquidation amount divided by the conversion price.  The liquidation amount per share of Series A Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Series A Preferred Stock.  The initial conversion price is $5.63 per share of Common Stock.  Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events.  Based upon the above formula, each share of Series A Preferred Stock is convertible into 260.93 shares of the Company’s Common Stock as of June 20, 2007.

The following number of shares of Common Stock are issuable within 60 days of June 20, 2007 upon conversion of the Series A Preferred Stock held by the following Reporting Persons:

James O. Pohlad	87,150 shares
Robert C. Pohlad	86,889 shares
William M. Pohlad	86,889 shares

                (b) Voting and Dispositive Power:

Each Reporting Person has sole voting and sole investment power over the respective securities noted

above as beneficially owned by him.  In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 176 shares of the Company’s common stock held by Mr. Hile that are the subject of the Director’s Disqualifying Shares Agreement.

                (b) Transactions within 60 days:

In the past sixty days, transactions effected by the Reporting Persons or by any other person whose beneficial ownership may be attributable to the Reporting Persons consisted only of the transactions described above.

                (d) Right to Direct the Receipt of Dividends:  Not Applicable.

                (e) Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 7.    Material to be filed as Exhibits.

A.           Securities Purchase Agreement dated as of June 20, 2007 by and among Robert Bartlett, James O. Pohlad, Robert C. Pohlad, and William M. Pohlad.

B.*         Certificate of Rights, Preferences and Privileges of Series A Convertible Perpetual Preferred Stock of First California Financial Group, Inc., incorporated by reference to Exhibit A to Amended and Restated Certificate of Incorporation of First California Financial Group, Inc. (incorporated by reference to Appendix A to First California Financial Group, Inc.’s Definitive Proxy Statement dated May 29, 2007).

C.*         Registration Rights Agreement dated June 15, 2006 by and between First California Financial Group, Inc. and the Reporting Persons (incorporated by reference to Exhibit 10.10 to First California Financial Group, Inc.’s Form S-4 Registration No. 333-138161 filed October 23, 2006).

*Incorporated by reference

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2007

/s/ Carl R. Pohlad
Carl R. Pohlad, Trustee
Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991
Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad